Filed by Park Sterling Corporation pursuant to Rule 425
under the Securities Act of 1933 and deemed filed under
Rule 14a-12 of the Securities Exchange Act of 1934
Registration Statement No. 333-182463

Subject Company: Citizens South Banking Corporation
Commission File No. 000-23971

August 16, 2012

To the holders of Citizens South Banking Corporation common stock:

In connection with the merger of Citizens South Banking Corporation (“Citizens South”) with and into Park Sterling Corporation (“Park Sterling”), you have the opportunity to elect to receive cash, shares of Park Sterling common stock, a combination of cash and shares of Park Sterling common stock, or to elect no preference as to the form of consideration you will receive in exchange for your shares of Citizens South common stock, in which case you could receive all shares of the Park Sterling common stock, all cash or a combination of Park Sterling common stock and cash for your Citizens South shares depending on the elections made by other Citizens South stockholders.

Your merger consideration election is subject to the allocation and proration procedures set forth in the Agreement and Plan of Merger by and between Park Sterling and Citizens South whereby, among other things, no more than 30% of the total aggregate consideration received by all Citizens South stockholders will be paid in cash, with the remaining 70% to be paid in shares of Park Sterling common stock.  The merger is expected to occur during the fourth quarter of 2012, although it is still subject to the satisfaction of several conditions, including the approval of the Agreement and Plan of Merger by the Citizens South stockholders at the special meeting of stockholders to be held on September 26, 2012 and by the Park Sterling shareholders at the special meeting of shareholders to be held on September 26, 2012.  A complete description of the merger and the allocation and proration procedures is included in the Joint Proxy Statement/Prospectus dated August 7, 2012, which previously was provided to you in connection with Citizens South’s special meeting of stockholders.

Enclosed is an Election Form and Letter of Transmittal (the “Election Form”) that you must complete, sign and return to Broadridge Corporate Issuer Solutions, Inc. (the “Exchange Agent”) in order to make an election and to surrender your Citizens South stock certificates.  Also enclosed is an information booklet, which provides answers to some frequently asked questions regarding the election process. Please use the enclosed postage-paid envelope to return your Election Form to the Exchange Agent.  Do not send your Election Form or stock certificates to Citizens South or Park Sterling.

In order for your election to be effective, the Exchange Agent must receive your properly completed Election Form, no later than 5:00 p.m., Eastern time, on September 25, 2012. Please follow the instructions provided in the Election Form carefully.  If you choose to make an election, please note that you may change or revoke your election at any time before the election deadline by following the instructions provided with the Election Form.  After 5:00 p.m., Eastern time, on September 25, 2012, all elections will be binding and may not be revoked or modified. If you do not make a proper and timely election, you will be deemed to have made a “no preference” election as to the form of consideration to be received in exchange for your Citizens South shares.  As a result, you will receive either cash, shares of Park Sterling common stock or a combination of cash and shares of Park Sterling common stock, as determined by the Exchange Agent in accordance with the allocation and proration procedures set forth in the Agreement and Plan of Merger.

Following the completion of the merger, you will not receive any certificates representing shares of Park Sterling common stock (or any dividends declared on such stock) or cash that may be issuable in exchange for your Citizens South common stock until your Citizens South stock certificates have been surrendered.  Following completion of the merger, if you did not already surrender your Citizens South stock certificates, you will receive instructions as to how to exchange them for the merger consideration. No interest will be accrued and/or paid on the cash payable in exchange for your shares of Citizens South stock or for dividends declared subsequent to the completion of the merger pending surrender of your stock.

If you hold your shares of Citizens South common stock through a broker, investment dealer, bank, trust company or other intermediary, you should contact that intermediary as soon as possible for instructions and assistance in delivering those shares of Citizens South common stock.  If you have any questions regarding the Election Form, please call the Exchange Agent at (855) 793-5068 (toll free).

Sincerely,

James C. Cherry
Chief Executive Officer

ELECTION INFORMATION BOOKLET

This booklet provides answers to frequently asked questions, briefly describes your options and provides information on how to make your election in connection with the proposed merger of Citizens South Banking Corporation (“Citizens South”) with and into Park Sterling Corporation (“Park Sterling”).  This booklet does not contain all of the information that is important to you and we urge you to read carefully the instructions in the Election Form and Letter of Transmittal accompanying this booklet (the “Election Form”).  After reviewing these materials, complete the Election Form and send it in the enclosed envelope, along with your Citizens South stock certificate(s), to Broadridge Corporate Issuer Solutions, Inc. (the “Exchange Agent”).  If you have additional questions after reading this material, you should contact the Exchange Agent at (855) 793-5068 (toll free).

The deadline for receipt of your Election Form and stock certificates is 5:00 p.m., Eastern time, on September 25, 2012.  The merger has not yet been completed and is subject to a number of conditions, including the approval and adoption of the Agreement and Plan of Merger by Citizens South stockholders at the special meeting of stockholders to be held on September 26, 2012 and by Park Sterling shareholders at the special meeting of shareholders to be held on September 26, 2012.  We anticipate that the effective date of the merger, if approved by the Citizens South stockholders and the Park Sterling shareholders, will occur during the fourth quarter of 2012.

FREQUENTLY ASKED QUESTIONS

1.           Why have I been sent an Election Form?

On May 13, 2012, Citizens South and Park Sterling entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Citizens South will merge with and into Park Sterling.  Pursuant to the Merger Agreement, you, as a Citizens South stockholder, have the opportunity to elect to receive merger consideration in the form of 1.4799 shares of Park Sterling common stock, $7.00 in cash, or a combination of Park Sterling common stock and cash, for each share of Citizens South common stock that you own.  You also have the option to elect “no preference” as to whether you receive cash, shares of Park Sterling common stock or a combination thereof, in which case you could receive all shares of the Park Sterling common stock, all cash or a combination of Park Sterling common stock and cash for your Citizens South shares depending on the elections made by other Citizens South stockholders.

2.	What is the Election Form?

The enclosed Election Form does two things.  First, it lets us know your preferred form of payment for your shares of Citizens South common stock (i.e., cash, shares of Park Sterling common stock, a combination of both, or no preference).  Second, it allows you to surrender your Citizens South stock certificate(s) in order to receive payment for the shares of Citizens South common stock you own upon completion of the merger.

3.	How do I use the Election Form?

You should refer to the Election Form for a complete set of instructions. A summary of the instructions follows:

When completed, sign and date the Election Form and mail it to the Exchange Agent in the enclosed envelope, along with your Citizens South stock certificates, so that you can receive cash, shares of Park Sterling common stock or a combination of cash and shares of Park Sterling common stock as payment for your shares of Citizens South common stock.  Do not sign the back of your stock certificates. By signing the Election Form, you agree to surrender for exchange your stock certificate(s), you confirm that your tax identification number is correctly stated on the Election Form and you confirm that you have complied with all the requirements as stated in the instructions.  Please note that if your shares are held in a joint account, signatures of all joint owners are required.

If you are mailing stock certificates, we recommend that you make copies of your stock certificates and completed Election Form.  We also recommend sending them by registered mail, return receipt requested, and insured for at least 1.5% of the market value.  This is the amount that it commonly costs to replace a lost certificate.  Please do not return any documents to Citizens South or Park Sterling.

4.           What happens if I do not send in the Election Form or miss the election deadline?

If you do not respond or if the Exchange Agent does not receive your Election Form before the election deadline (5:00 p.m., Eastern time, on September 25, 2012) or if your Election Form is not properly completed, you will be deemed to have made a “no preference” election as to the form of consideration you will receive in exchange for your shares of Citizens South common stock.  As a result, you will receive either cash, shares of Park Sterling common stock or a combination of cash and shares of Park Sterling common stock, as determined by the Exchange Agent in accordance with the allocation and proration procedures set forth in the Merger Agreement.  If the merger is completed, and you have not already submitted your Citizens South stock certificates, a letter of transmittal will be sent to you by the Exchange Agent requesting you to surrender them in order to receive the merger consideration.  You will not receive any shares of Park Sterling common stock or cash until you surrender your Citizens South stock certificates.

5.	Am I guaranteed to receive what I ask for on the Election Form?

No. Park Sterling cannot ensure that all Citizens South stockholders will receive their election choices.

The Merger Agreement contains allocation and proration provisions that are designed to ensure that no more than 30% of the outstanding shares of Citizens South common stock will be exchanged for cash and the remaining 70% of the outstanding shares of Citizens South common stock will be exchanged for Park Sterling common stock. After the election deadline, Park Sterling and the Exchange Agent will calculate the amount of cash and/or shares of Park Sterling common stock to be distributed to each Citizens South stockholder based on all valid elections received and in accordance with the allocation and proration procedures set forth in the Merger Agreement. A copy of the Merger Agreement was attached as Appendix A to the Joint Proxy Statement/Prospectus dated August 7, 2012, which was previously mailed to you under separate cover (the “Joint Proxy Statement/Prospectus”).

•
If Citizens South stockholders elect to receive Park Sterling common stock for more than 70% of the outstanding shares of Citizens South common stock, the amount of Park Sterling common stock that each such stockholder would receive from Park Sterling will be reduced on a pro rata basis. As a result, these Citizens South stockholders will receive cash consideration for any shares of Citizens South common stock for which they do not receive Park Sterling common stock and all Citizens South stockholders who have elected to receive cash or who have made no election will receive cash for their shares of Citizens South common stock.

•
If Citizens South stockholders elect to receive cash for more than 30% of the outstanding shares of Citizens South common stock, the amount of cash that each such stockholder would receive from Park Sterling will be reduced on a pro rata basis. As a result, such stockholders will receive Park Sterling common stock for any shares of Citizens South common stock for which they do not receive cash and all Citizens South stockholders who have elected to receive Park Sterling common stock will receive Park Sterling common stock.

•
If Citizens South stockholders do not elect to receive Park Sterling common stock for more than 70% of the outstanding shares of Citizens South common stock or cash for more than 30% of the outstanding shares of Citizens South common stock, Citizens South stockholders will receive the form of merger consideration they elected and Citizens South stockholders who have made no election will receive a combination of Park Sterling common stock and cash for their shares of Citizens South common stock in such a proportion to ensure that no more than 30% of the outstanding shares of Citizens South common stock are exchanged for cash and the remaining 70% of the outstanding shares of Citizens South common stock are exchanged for Park Sterling common stock.

•
If you do not make an election, you will be allocated either cash or shares of Park Sterling common stock, or a combination of cash and shares of Park Sterling common stock, depending on the elections made by other Citizens South stockholders.

•
Neither Citizens South nor Park Sterling is making any recommendation as to whether Citizens South stockholders should elect to receive cash or Park Sterling common stock in the merger. Each Citizens South stockholder must make his, her or its own decision with respect to such election.

6.	When can I expect to receive my new stock certificates and/or cash?

Assuming that you have made a proper election and surrendered your Citizens South stock certificates by the election deadline, your check and/or Park Sterling stock certificate(s) will be mailed to you as soon as is reasonably practicable after the effective date of the merger.

If the merger is completed, and you have not already submitted your Citizens South stock certificates, a letter of transmittal will be sent to you by the Exchange Agent requesting you to surrender them in order to receive the merger consideration.  You will not receive any shares of Park Sterling common stock or cash until you surrender your Citizens South stock certificates.

In the event that the Merger Agreement is terminated, the Exchange Agent will promptly return certificates representing Citizens South common stock previously submitted with the Election Form.  In such event, certificates representing Citizens South common stock held directly by registered holders will be returned by registered mail.  Any return other than by registered mail will only be made at the expense, written direction and risk of holders of Citizens South common stock, by means of a prepaid, preaddressed return courier envelope sent to the Exchange Agent.

7.	What if I cannot locate my Citizens South stock certificate(s)?

If your Citizens South stock certificate(s) has (have) been lost, stolen or destroyed, you should contact the Exchange Agent at (855) 793-5068 (toll free) for further instructions before submitting your Election Form. If you wish to make an election, you should still submit your Election Form prior to the election deadline.

8.	What if I hold any of my shares of Citizens South common stock with a broker, bank or other nominee?

You should promptly contact your broker, bank or other nominee and follow their instructions as to the procedures for exchanging your shares of Citizens South common stock.

9.	If I elect to receive cash and the merger is completed, how much cash will I receive?

Park Sterling will pay you $7.00 in cash for each share of Citizens South common stock you own, subject to the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above).

10.	If I elect to receive shares of Park Sterling common stock and the merger is completed, how many shares will I receive?

You will receive 1.4799 shares of Park Sterling common stock for each share of Citizens South common stock you own, subject to the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above), plus cash in lieu of fractional shares you would otherwise receive, all as described in the Merger Agreement.

11.	If I elect to receive a combination of cash and shares of Park Sterling common stock and the merger is completed, what will I receive?

You will be asked to state on the Election Form the number of your shares of Citizens South common stock that you wish to exchange for shares of Park Sterling common stock.  Based on your election, you will receive 1.4799 shares of Park Sterling common stock for each share of Citizens South common stock that you designate as a stock election share and $7.00 per share for the remainder of your shares of Citizens South common stock, plus cash in lieu of fractional shares you would otherwise receive, subject to the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above).

12.	If I elect no preference, what will I receive?

You will receive cash, shares of Park Sterling common stock or a combination of both as determined by Park Sterling and the Exchange Agent depending on the elections made by other Citizens South stockholders, in accordance with the allocation and proration procedures set forth in the Merger Agreement (and described in Question 5 above).

13.	Will I have to pay taxes on the merger consideration I receive for my shares?

Generally, the exchange of shares of Citizens South common stock in the merger will be tax free to you with respect to the shares of Park Sterling common stock you receive and taxable to you with respect to the cash you receive. You may refer to the discussion of “The Merger—Material U.S. Federal Income-Tax Consequences of the Merger” in the Joint Proxy Statement/Prospectus, which previously was provided to you.  Because individual circumstances may differ, you should consult your tax advisor for a complete understanding of the tax effects of the merger to you, including the application and effect of foreign, state, local or other tax laws.

14.	Are there any fees associated with the exchange of my Citizens South stock certificate(s)?

There are no fees associated with the exchange, unless you need to replace a lost, stolen or destroyed Citizens South stock certificate.

15.	Can I change or revoke my election?

Yes.  An election may be changed or revoked until 5:00 p.m., Eastern time, on September 25, 2012, which is the election deadline.  To change or revoke an election, a written notice of revocation must (a) specify the name of the stockholder having made the election to be changed or revoked, (b) be signed by the stockholder in the same manner as the original signature on the Election Form by which such election was made and (c) be received by the Exchange Agent before the election deadline.

If you want to make a new election, you must return a properly completed Election Form and resubmit it before the election deadline.

16.	Can I elect to have a portion of my shares exchanged under different election options?

You can elect only one option for each registered account (an account with a broker, bank or other nominee) in which you hold shares of Citizens South common stock.  If you hold Citizens South common stock in more than one registered account, you may choose a different election option for each such registered account. A separate Election Form should be completed for each account.

17.	Am I entitled to appraisal rights?

Under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), you may be entitled to have the “fair value” of your shares of Citizens South common stock appraised by the Delaware Court of Chancery if you comply with the procedures specified in Section 262 of the DGCL. Under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares), which may occur if you elect to receive merger consideration in the form of Park Sterling shares in exchange for more than 70% of the outstanding Citizens South shares due to the proration provisions in the Merger Agreement. In order to perfect your appraisal rights, among other things, you must give written demand of appraisal for your shares before the Merger Agreement is voted on at the special meeting and you must not vote in favor of approval and adoption of the Merger Agreement, as described in the Joint Proxy Statement/Prospectus and in Section 262 of the DGCL. Whether or not you will be required to accept cash for your shares in the merger will not be known until after the vote on the Merger Agreement at the special meeting. However, if you wish to preserve any appraisal rights you may have, you must give a written demand for appraisal prior to the vote.

You are urged to read the summary of appraisal rights contained in the Joint Proxy Statement/Prospectus under the section titled “The Merger—Citizens South Stockholders May Have Dissenters’ Rights Of Appraisal in the Merger” beginning on page 77, as well as Section 262 of the DGCL, which is attached as Appendix D to the Joint Proxy Statement/Prospectus, which was previously delivered to you.

18.	How will I know when the merger is completed?

Park Sterling will issue a press release announcing completion of the merger if and when it is completed.  You can obtain this information at the Securities and Exchange Commission’s website at www.sec.gov, at Park Sterling’s website at www.parksterlingbank.com, at Citizens South’s website at www.citizenssouth.com or by calling the Exchange Agent at (855) 793-5068 (toll free).

19.	Who do I call if I have additional questions?

You may contact the Exchange Agent at (855) 793-5068 (toll free).

Broadridge Corporate Issuer Solutions

ELECTION FORM AND LETTER OF TRANSMITTAL

855-793-5068 (toll free)
www.shareholder.broadridge.com

WHERE TO FORWARD YOUR ELECTION FORM AND LETTER OF TRANSMITTAL

The method of delivery of certificate(s) and all other required documents is at the election and risk of the owner. If you elect to send them by mail, it is recommended that you send them by certified or registered mail with return receipt requested. Delivery will be deemed effective only when received by Broadridge.

By hand or Overnight courier: Broadridge Inc., Attn: Re-Organization Dept. 1981 Marcus Avenue, Suite 100, Lake Success, NY 11042.

By mail: Broadridge Inc., Attn: Re-Organization Dept. 1981 Marcus Avenue, Suite 100, Lake Success, NY 11042

COMPANY NAME: Citizens South Banking Corporation

CERTIFICATE INFORMATION:

1 Certificate No	Shares	Certificate No	Shares
________	________	________	________
________	________	________	________
________	________	________	________
________	________	________	________

Shares from other certificates held:

2	
Certificated shares:	
Book-Entry shares:	
Plan shares:	
Total shares:	

M49117-S96840

3 ELECTION OPTIONS (MARK ONLY ONE BOX IF MORE THAN ONE BOX IS CHECKED OR NO BOX IS CHECKED, YOUR SHARES WILL NOT BE PROPERLY TENDERED)

EXPIRATION 5:00 PM EASTERN TIME ON WEDNESDAY, SEPTEMBER 25TH 2012

- ☐ ALL STOCK ELECTION — Exchange all shares of Citizens South Banking Corporation common stock for shares of Park Sterling Corporation common stock, plus cash in lieu of any fractional shares ("Stock Election")
- ☐ ALL CASH ELECTION — Exchange all shares of Citizens South Banking Corporation common stock for cash ($7.00 per share) ("Cash Election")
- ☐ MIXED ELECTION — Exchange ____________ shares of Citizens South Banking Corporation common stock for Park Sterling Corporation common stock and the remainder in cash ("Combination Election")
- ☐ NO ELECTION — No preference with respect to the receipt of either Park Sterling common stock or cash

Important: If you do not select an option or select more than one, it will be assumed that as to these shares you have no preference and the shares shall be designated no election shares, in addition, your election is subject to certain limits and allocation procedures set forth in the merger agreement.

MERGER ELECTION

INSTRUCTIONS FOR COMPLETING ELECTION FORM AND LETTER OF TRANSMITTAL

IF YOU NOW RESIDE AT A DIFFERENT ADDRESS FROM THE ONE REFLECTED ON OUR RECORDS, PLEASE FILL OUT BOX 7, AND CHECK OFF THE BOX INDICATING A PERMANENT ADDRESS CHANGE. NO MEDALLION GUARANTEE WILL BE REQUIRED.

1. PLEASE INDICATE IN THIS SECTION THE CERTIFICATE NUMBERS AND RESPECTIVE AMOUNT OF SHARES THAT ARE IN YOUR POSSESSION. IF YOU ARE NOT IN POSSESSION OF SOME OR ALL OF YOUR STOCK CERTIFICATES, YOU MUST WRITE BROADRIDGE AT THE ADDRESS ON THE LETTER OF TRANSMITTAL. YOU WILL BE REQUIRED TO SUBMIT THE NECESSARY FORMS AND CHECK FOR THE POSTING OF A SURETY BOND, THE DETAILS OF WHICH WILL BE PROVIDED BY BROADRIDGE. PLEASE NOTE THAT THIS FORM STILL MUST BE COMPLETED AND REMITTED ALONG WITH YOUR REPLACEMENT FORMS, BOND FEE, AND ANY ADDITIONAL CERTIFICATES THAT MAY BE IN YOUR POSSESSION.
2. PLEASE INDICATE IN THIS SECTION THE TOTAL AMOUNT OF SHARES OWNED BY YOU.
3. IN THE BOX MARKED "ELECTION OPTIONS" INDICATE WHETHER YOU WOULD LIKE TO RECEIVE FOR YOUR SHARES ONLY SHARES OF PARK STERLING CORPORATION COMMON STOCK, ONLY CASH, A COMBINATION OF SHARES OF PARK STERLING COMMON STOCK AND CASH OR "NO ELECTION". MARK ONLY ONE SELECTION IN THIS BOX.
4. CERTIFICATION OF YOUR TAX ID NUMBER IS REQUIRED IN ORDER TO PREVENT WITHHOLDING FROM YOUR ENTITLEMENT PROCEEDS. YOU MUST FILL OUT, SIGN, AND DATE THIS FORM W-9 (OR SUBMIT A FORM W-8, AS APPLICABLE), OTHERWISE YOUR TRANSMITTAL AND ACCOMPANYING DOCUMENTS WILL BE REJECTED BACK TO YOU.
5. THIS SECTION MUST BE SIGNED AND DATED BY ALL REGISTERED OWNERS, OTHERWISE YOUR TRANSMITTAL AND ACCOMPANYING DOCUMENTS WILL BE REJECTED BACK TO YOU.
6. THIS SECTION SHOULD BE COMPLETED AND SIGNED IF YOU WANT YOUR ENTITLEMENT TO BE ISSUED IN ANOTHER NAME. A MEDALLION SIGNATURE GUARANTEE WILL BE REQUIRED (I.E. SIGNATURE IS GUARANTEED BY A BANK, BROKER OR OTHER FINANCIAL INSTITUTION THAT IS A MEMBER OF A SECURITIES TRANSFER ASSOCIATION-APPROVED MEDALLION PROGRAM SUCH AS STAMP, SEMP OR MSP).
7. THIS SECTION SHOULD BE COMPLETED OR SIGNED IF YOU WANT YOUR ENTITLEMENT TO BE MAILED TO AN ALTERNATIVE ADDRESS THAT IS DIFFERENT THAN YOUR ADDRESS IN THE ACCOUNT REGISTRATION SECTION. A MEDALLION SIGNATURE WILL BE REQUIRED (I.E. SIGNATURE IS GUARANTEED BY A BANK, BROKER OR OTHER FINANCIAL INSTITUTION THAT IS A MEMBER OF A SECURITIES TRANSFER ASSOCIATION-APPROVED MEDALLION PROGRAM SUCH AS STAMP, SEMP OR MSP).

You must submit your original certificates with this Election Form & Letter of Transmittal. If you are not in possession of your certificates, please see Instruction # 1 of the instructions on the previous page regarding completion of this document. You should not sign the back of the certificates. Shares held in Book-entry and Plan form are un-certificated and need not be submitted (although this Election Form & Letter of Transmittal must still be completed).

4 SUBSTITUTE FORM W-9

REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION

THIS SUBSTITUTE FORM W-9 MUST BE FILLED OUT AND SIGNED

PRINT YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER HERE

___ ___ ___ ___ ___ ___ ___ ___ ___

Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number: (2) I am not subject to backup withholding either because I am exempt from backup withholding, I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified me that I am not subject to backup withholding: and (3) I am a U.S. Person (or a U.S. resident alien).

Certification Instructions - You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).

Signature: ______________________ Date: ____________

NOTE: Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order to satisfy the Exchange/Paying Agent that a foreign individual qualifies as an exempt recipient, such stockholder must submit a statement, signed under penalties of perjury, attesting to that individual's exempt status, on the appropriate and properly completed Form W-8, or successor form. Such statements can be obtained from the Exchange/Paying Agent.

IF YOU ARE AWAITING A TAXPAYER IDENTIFICATION NUMBER, WRITE "APPLIED FOR" IN THE SUBSTITUTE FORM W-9 ABOVE, AND COMPLETE AND SIGN BOTH THIS CERTIFICATION AND THE SUBSTITUTE FORM W-9.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, a percentage (currently 28%) of all reportable cash payments made to me will be withheld until I provide a number and such retained amounts will be remitted to the IRS as backup withholding.

Signature: ______________________ Date: ____________

5 THIS ELECTION FORM & LETTER OF TRANSMITTAL MUST BE SIGNED BY ALL REGISTERED OWNERS

Each registered owner must sign here exactly as the name(s) appear(s) in the account registration. If all registered owners have signed this Election Form & Letter of Transmittal, no endorsements of certificates or separate stock powers are required.

If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other acting in a fiduciary or representative capacity, it must be so indicated and proper evidence of authority, satisfactory to Broadridge, must be submitted.

THE UNDERSIGNED REPRESENTS THAT I (WE) HAVE FULL AUTHORITY TO SURRENDER WITHOUT RESTRICTION THE CERTIFICATE(S) ENCLOSED HEREIN.

Signature: ______________________

Signature: ______________________

Date: ______________________

Telephone No. (Required): ______________________

Email Address: ______________________

Place Medallion Stamp Here

6 SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS

To be completed ONLY if issuance/payment is to be made in a name other than that shown in the Account Registration section on the reverse side of this form. Please note, an appropriate Form W-9 or Form W-8, as applicable, must also be completed for the person receiving the issuance/payment. You may obtain such forms by contacting the agent at the number listed on the reverse side.

If you have completed this section, your signature on the face of this Election Form & Letter of Transmittal must be guaranteed by a bank, broker or other financial institution that is a member of a Securities Transfer Association approved medallion program such as STAMP, SEMP or MSP.

ISSUE TO:

NAME: ______________________

ADDRESS: ______________________

____

____

SOCIAL SECURITY OR TAXPAYER ID NUMBER OF RECIPIENT:

7 SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if delivery is to be made to someone other than the registered holder(s), or to such registered holder(s) at an address other than that shown above.

If you have completed this section, your signature on the face this Election Form & Letter of Transmittal must be guaranteed by a bank, broker or other financial institution that is a member of a Securities Transfer Association-approved medallion program such as STAMP, SEMP or MSP.

MAIL TO:

NAME: ______________________

ADDRESS: ______________________

____

____

PLEASE CHECK THIS BOX IF THIS IS A PERMANENT CHANGE OF ADRESS ☐

All questions as to the validity, form and eligibility of any surrender of certificates will be determined by Broadridge or Park Sterling Corporation and such determination shall be final and binding. Broadridge or Park Sterling Corporation reserve the right to waive any irregularities or defects in the surrender of any certificates. A surrender will not be deemed to have been made until all irregularities have been cured or waived.

If your certificates are registered in different names, a separate Election Form & Letter of Transmittal must be submitted for each registration. Additional Election Forms & Letters of Transmittal can be obtained by accessing or by contacting Broadridge at the numbers listed above.

If payment for securities is to be made to any person other than the registered holder, or if surrendered certificates are registered in the name of any person other than the person(s) signing the Election Form & Letter of Transmittal, any stock transfer taxes payable as a result of the transfer to such person (whether imposed on the registered holder or such person) shall be paid prior to the submission of this Election Form & Letter of Transmittal. Broadridge reserves the right to deduct the amount of such taxes from the payment, if satisfactory evidence of the payment of such taxes, or exemption therefrom, is not submitted.

If the Election Form & Letter of Transmittal is signed by a person other than the registered owner (e.g., where the shares have been assigned), the Election Form & Letter of Transmittal must be accompanied by a stock power guaranteed by a bank, broker or other financial institution that is a member of a Securities Transfer Association approved medallion program such as STAMP, SEMP or MSP.

M49118-S96840

Additional Information About the Merger and Where To Find It

In connection with the proposed merger between Park Sterling and Citizens South, Park Sterling has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Park Sterling and Citizens South that also constitutes a prospectus of Park Sterling (the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed merger.  Park Sterling and Citizens South have mailed a copy of the definitive Joint Proxy Statement/Prospectus to their shareholders and stockholders, respectively.  Investors are strongly urged to read the Registration Statement including the preliminary Joint Proxy Statement/Prospectus regarding the proposed merger and other relevant documents filed with the SEC, as well as any amendments or supplements to those documents (including the definitive Joint Proxy Statement/Prospectus) as they become available, because they will contain important information regarding the proposed merger.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Park Sterling and Citizens South, may be obtained after their filing at the SEC’s Internet site (http://www.sec.gov). In addition, free copies of documents filed with the SEC may be obtained on the respective websites of Park Sterling and Community Capital at www.parksterlingbank.com and www.citizenssouth.com.

Participants in Solicitation

Park Sterling and Citizens South and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Park Sterling’s shareholders and Citizens South’s stockholders in connection with the proposed merger. Information about the directors and executive officers of Park Sterling and Citizens South and information about other persons who may be deemed participants in this solicitation are included in the definitive Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Information about Park Sterling’s executive officers and directors can be found in Park Sterling’s definitive proxy statement in connection with its 2012 Annual Meeting of Shareholders filed with the SEC on April 16, 2012. Information about Citizens South’s executive officers and directors can be found in Citizens South’s definitive proxy statement in connection with its 2012 Annual Meeting of Shareholders filed with the SEC on April 13, 2012. Free copies of these documents can be obtained from the sources indicated above.